EXHIBIT 12.1

Jarden Corporation

Ratio of Earnings to Fixed Charges Calculation (A)

	For the Years Ended December 31,
(in millions)	2011	2010	2009	2008		2007
Earnings Before Fixed Charges:
Net income (loss)	$204.7	$106.7	$128.7	$(58.9)		$28.1
Add: Income tax provision	125.7	122.8	110.5	26.3		38.5
Less/add: Equity (income) loss of minority-owned companies	0.5	(1.3)	0.1	0.1		0.2
Add: Amortization of capitalized interest	0.2	0.1	0.2	0.2		0.1
Add: Fixed charges	216.2	209.9	176.6	206.3		173.9

Total earnings available for fixed charges	$547.3	$438.2	$416.1	$174.0		$240.8

Fixed Charges:
Interest expense	$179.7	$177.8	$147.3	$178.7		$149.7
Interest component of rental expense	36.5	32.0	29.3	27.6		24.0

Total fixed charges before capitalized interest	216.2	209.8	176.6	206.3		173.7
Capitalized interest	—	0.1	—	—		0.2

Total Fixed Charges	$216.2	$209.9	$176.6	$206.3		$173.9

Ratio of Earnings to Fixed Charges	2.5	2.1	2.4	(B	)	1.4

(A) –	This Exhibit is provided as required by Item 503(d) of Regulation S-K solely because the Company has outstanding debt securities registered under the Securities Act of 1933, as amended. Neither the Company’s registered debt securities nor its senior secured credit facility contains a ratio of earnings-to-fixed-charges covenant.

(B) –	Due to the loss in 2008, additional net income of $32.3 is required to achieve a ratio of 1:1.